TO: SECURITIES EXCHANGE COMMISSION

082-00034

ASX/Media Release

Santos

Media enquiries
Kathryn Mitchell
+61 8 8218 5260 / +61 (0) 407 979 98
kathryn.mitchell@santos.com

07022280

Investor enquiries
Dean Bowman
+61 8 8218 5150 / +61 (0) 409 969 289
dean.bowman@santos.com

3 April 2007

SUPPL

FUELS Dividend Rate

Santos today announced that the dividend rate for its Franked Unsecured Equity Listed Securities (FUELS) will be 5.7027% per annum for the dividend period from and including 31 March 2007 to 29 September 2007.

After incorporating the value of expected franking credits, the grossed-up dividend rate equates to 8.1467% per annum for the dividend period.

In accordance with the FUELS terms of issue, the non-cumulative floating rate dividend on the FUELS, incorporating, on a grossed-up basis, the value of franking credits, is set at a 1.55% gross margin above the 180 day bank bill swap rate for the applicable dividend period.

This bank bill swap rate on the first business day of the dividend period (2 April 2007) was 6.5967%.

Ends

Santos stock symbols: STO (Australian Securities Exchange), STOSY (NASDAQ ADR), Ref #82-34 (Securities Exchange Commission)